Ex99.56
FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1  Name and Address of Company:

Routemaster Capital Inc. (“Routemaster” or the “Company”)
65 Queen Street West
Suite 900
Toronto, Ontario
M5H 2M5

ITEM 2  Date of Material Change:

January 28, 2021

ITEM 3  News Release:

A news release was issued by the Company on January 28, 2021 and subsequently filed on SEDAR.

ITEM 4  Summary of Material Change:

Routemaster announced that it has closed the transaction to acquire 51% of DeFi Holdings Inc.

ITEM 5  Full Description of Material Change:

Routemaster announced is pleased to announce that it has closed the transaction to acquire 51% of DeFi Holdings Inc. (“DeFi Holdings”) that it did not own, first announced on January 14, 2021 (the “Transaction”). Please see the Company`s press release dated October 6, 2020, November 18, 2020 and January 14, 2021 for additional information on DeFi Holdings.

Pursuant to the Transaction, Routemaster issued a total of 20,000,000 common shares of the Company to the shareholders of DeFi Holding in proportion to their pro rata shareholdings of DeFi Holding, in exchange for a 51% interest in DeFi Holdings. No finder fees were paid connection with, and no change of control of Routemaster resulted from, the Transaction.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fast-growing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (“DApps”) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.

ITEM 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7  Omitted Information:

Not applicable.

ITEM 8  Executive Officer:

Daniyal Baizak
President & Chief Executive Officer
Tel: (416) 861-2267

ITEM 9 Date of Report:

February 8, 2021

Cautionary Note Regarding Forward-looking Information

This Material Change Report contains “forward‑looking information” within the meaning of applicable Canadian securities legislation. Forward‑looking information includes, but is not limited to, statements regarding the use of proceeds of the private placement and the Company’s future plans. Generally, forward‑looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward‑looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward‑looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and shortages and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward‑looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.